UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         SCHEDULE TO
                      (Amendment No. 2)
                        (Rule 13e-4)

  Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
           of the Securities Exchange Act of 1934

            General Employment Enterprises, Inc.
             (Name of Subject Company (Issuer))

            General Employment Enterprises, Inc.
              (Name of Filing Person (Offeror))

       Options to Purchase Common Stock, No Par Value, under the General Employment Enterprises, Inc. 1995 Stock
  Option Plan, the General Employment Enterprises, Inc. 1997
                   Stock Option Plan, and
 the General Employment Enterprises, Inc. 1999 Stock Option Plan
               (Title of Class of Securities)

                          369730106
            (CUSIP Number of Class of Securities)

                   Herbert F. Imhoff, Jr.
                       General Counsel
            General Employment Enterprises, Inc.
                 One Tower Lane, Suite 2100
                 Oakbrook Terrace, IL  60181
                       (630) 954-0400

                        with copy to:
                      Robert B. Chapman
                       FagelHaber LLC
              55 East Monroe Street, 40th Floor
                     Chicago, IL  60603
                       (312) 246-7500

  (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

                  Calculation of Filing Fee

           Transaction valuation*               Amount of filing fee
                  $40,000                                $8

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 600,149 shares of common stock of General Employment Enterprises, Inc. having an aggregate value of $40,000 as of August 5,2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes Option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/



Item 4.  Terms of the Transaction.

Item 4 of Schedule TO is hereby amended to include the following additional paragraph:

The Offer to Exchange expired at 5:00 p.m. Central Time on Friday, September 20, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 581,012 shares of the Company's common stock, representing 96.8% of the option shares that were eligible to be tendered. Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company will issue new options to purchase 431,536 shares of common stock in exchange for the tendered options.




                          SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



Date: September 23, 2002      By: /s/ Kent M. Yauch
                              Kent M. Yauch
                              Vice President, Chief
                              Financial Officer and Treasurer